UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 28, 2022

VICKERS VANTAGE CORP. I

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-39852	N/A
(State or Other Jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification No.)

1 Harbourfront Avenue, #16-06, Keppel Bay Tower, Singapore 098632, Singapore

(Address of Principal Executive Offices) (Zip Code)

(646) 974-8301

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one ordinary share and one-half of one redeemable warrant	VCKAU	The Nasdaq Stock Market LLC
Ordinary Shares, par value $0.0001 per share	VCKA	The Nasdaq Stock Market LLC
Redeemable warrants, exercisable for ordinary shares at an exercise price of $11.50 per share	VCKAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

As previously disclosed in the Current Report on Form 8-K filed on March 21, 2022, by Vickers Vantage Corp. I, a Cayman Islands exempted company (the “Company” or “Vickers”), with the Securities and Exchange Commission (the “SEC”), Vickers entered into an Agreement and Plan of Merger dated March 17, 2022 (as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of September 12, 2022 (the “Merger Agreement”)) by and among Scilex Holding Company, a Delaware corporation (“Scilex”) and a majority-owned subsidiary of Sorrento Therapeutics, Inc., Vickers and Vantage Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Vickers (“Merger Sub”), pursuant to which, among other things, Merger Sub will merge with and into Scilex with Scilex surviving the merger as a wholly owned subsidiary of Vickers (the “Merger” or “Business Combination”).

On May 13, 2022, Vickers filed a Registration Statement on Form S-4 (the “Registration Statement”), which includes the related proxy statement/prospectus of Vickers (the “Proxy Statement/Prospectus”), with the SEC in connection with the Business Combination. On October 28, 2022, the Registration Statement was declared effective by the SEC.

The Board of Directors of Vickers has set November 9, 2022, as the date for the Company’s extraordinary general meeting (the “Meeting”) of the shareholders of the Company (the “Shareholders”) to consider and approve the Business Combination and the other proposals set forth in the Proxy Statement/Prospectus. The Board has also set a record date of October 20, 2022 for the Meeting. Holders of record of the Company’s ordinary shares at the record date will be entitled to notice of, and to vote at, the Meeting.

The Meeting will be held at the time and place identified in the formal notice of Meeting, which, together with a Proxy Statement/Prospectus and proxy card, will be sent to Shareholders in the near future. Shareholders are urged to read those materials carefully.

Additional Information

The Registration Statement has been declared effective by the SEC, which includes the related Proxy Statement/Prospectus with respect to the Meeting and other interested persons are advised to read the Registration Statement and the related Proxy Statement/Prospectus and any documents filed in connection therewith, as these materials contain important information about Vickers, Scilex and the proposed Merger.

Vickers is mailing the definitive Proxy Statement/Prospectus and a proxy card to each shareholder of record as of October 20, 2022 entitled to vote at the meeting relating to the approval of the Merger and other proposals set forth in the Proxy Statement/Prospectus. Before making any voting or investment decision, investors and shareholders of Vickers are urged to carefully read the entire Registration Statement and Proxy Statement/Prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed Merger. The documents filed by Vickers with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

Vickers and its directors and executive officers may be deemed participants in the solicitation of proxies from Vickers’ shareholders in connection with the Merger. A list of the names of such directors and executive officers and information regarding their interests in the proposed Merger is set forth in the Proxy Statement/Prospectus. You may obtain free copies of these documents at the SEC’s website at www.sec.gov.

Scilex and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Vickers in connection with the proposed Merger. Information about Scilex’s directors and executive officers and information regarding their interests in the proposed Merger is set forth in the Proxy Statement/Prospectus for the proposed Merger.

Forward-Looking Statements

This Current Report on Form 8-K and the documents incorporated by reference herein (this “Current Report”) contain certain “forward-looking statements” within the meaning of “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements can be identified by words such as: “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Examples of forward-looking statements include, among others, statements made in this Current Report regarding the proposed transactions contemplated by the Merger Agreement, including the benefits of the Merger, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the Merger. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on Vickers’ and Scilex’s managements’ current beliefs, expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (1) the occurrence of any event, change or other circumstances that could give rise to an amendment or termination of the Merger Agreement and the proposed transaction contemplated thereby; (2) the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain approval of the shareholders of Vickers or Scilex or other conditions to closing in the Merger Agreement, including the net tangible assets condition; (3) the inability to project with any certainty the amount of cash proceeds remaining in the Vickers trust account at the closing of the transaction; (4) the uncertainty relative to the cash made available to Scilex at the closing should any material redemption requests be made by the Vickers shareholders; (5) the inability of the company post-closing to obtain or maintain the listing of its securities on Nasdaq following the Business Combination; (6) the amount of costs related to the Business Combination; (7) Scilex’s ability to yield sufficient cash proceeds from the transaction to support its short-term operations and research and development efforts since the Merger Agreement requires no minimum level of funding in the trust account to close the transaction; (8) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; changes in applicable laws or regulations; (9) the ability of Scilex to meet its post-closing financial and strategic goals, due to, among other things, competition; (10) the ability of the company post-closing to grow and manage growth profitability and retain its key employees; (11) the possibility that the company post-closing may be adversely affected by other economic, business, and/or competitive factors;(12) risks relating to the successful retention of Scilex’s customers; (13) the potential impact that COVID-19 may have on Scilex’s customers, suppliers, vendors, regulatory agencies, employees and the global economy as a whole; (14) the expected duration over which Scilex’s balances will fund its operations; (15) and other risks and uncertainties described herein, as well as those risks and uncertainties indicated from time to time in the final prospectus of Vickers for its initial public offering dated January 6, 2021 filed with the SEC and the proxy statement on Schedule 14A relating to the proposed Business Combination, including those under “Risk Factors” therein, and in Vickers’s other filings with the SEC. Vickers cautions that the foregoing list of factors is not exclusive. Vickers and Scilex caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Vickers and Scilex do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Cover Page Interactive Data File, formatted in Inline Extensible Business Reporting Language (iXBRL).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 28, 2022	VICKERS VANTAGE CORP. I

	By:	/s/ Jeffrey Chi
		Name:	Jeffrey Chi
		Title:	Chief Executive Officer